THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the action you should take, you should seek your own financial advice immediately from your stockbroker, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000.

If you sell or have sold or otherwise transferred all of your shares in the Company you should pass this document, together with the accompanying form of proxy, as soon as possible, to the purchaser or transferee or to the other person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

BAE Systems plc

Proposed Disposal of Airbus Shareholding

and Notice of Extraordinary General Meeting

Goldman Sachs International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for the Company and for no one else in connection with the Proposed Disposal and will not be responsible to anyone other than the Company for providing the protections afforded to the customers of Goldman Sachs International or for providing advice in relation to the Proposed Disposal.

Gleacher Shacklock LLP, which is authorised and regulated by the Financial Services Authority, is acting exclusively for the Company and for no one else in connection with the Proposed Disposal and will not be responsible to anyone other than the Company for providing the protections afforded to the customers of Gleacher Shacklock LLP or for providing advice in relation to the Proposed Disposal.

Your attention is drawn to the letter from the Chairman of the Company which is set out on pages 3 to 7 of this document which recommends that you vote in favour of the resolution to be proposed at the Extraordinary General Meeting referred to below.

Notice of an Extraordinary General Meeting of the Company to be held at Novotel London West, One Shortlands, London W6 8DR at 10.00 am on 4 October 2006, is set out at the end of this document. A form of proxy for use at the Extraordinary General Meeting is enclosed and, to be valid, should be completed and returned as soon as possible, but in any event so as to be received by the Registrars of the Company, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6RF no later than 10.00 am on 2 October 2006. Alternatively, a proxy may also be appointed via the internet or, for CREST members, by using the CREST electronic proxy appointment service. For further details see the notes to the notice of the Extraordinary General Meeting set out at the end of this document. The appointment of a proxy will not preclude you from attending the Extraordinary General Meeting and voting in person if you wish to do so. If you have any questions about your shareholding or the voting procedure at the Extraordinary General Meeting, please call the BAE Systems' shareholder helpline on 0870 600 3982 (+44 121 415 7058 from outside the U.K.). The helpline is open from 8.30 am to 5.30 pm Monday to Friday (excluding U.K. public holidays).

Expected Timetable of Key Events

Action to be taken	Time
Latest time for receipt of forms of proxy	10.00 am on 2 October 2006
Time by which BAE Systems shareholders must be registered on the register of members of BAE Systems in order to attend and vote at the Extraordinary General Meeting	6.00 pm on 2 October 2006
Extraordinary General Meeting	10.00 am on 4 October 2006
Anticipated completion of the Proposed Disposal	14 October 2006

Exchange rates

Except where otherwise stated, amounts quoted in Euro in this document have been converted into equivalent sterling amounts, at the rate of €1.4720:£1, which is based on the Noon Buying Rate prevailing on 8 September 2006, the latest practicable date prior to the posting of this document.

Except where otherwise stated, amounts quoted in Dollars in this document have been converted into equivalent sterling amounts, at the rate of $1.8655:£1, the Noon Buying Rate prevailing on 8 September 2006, the latest practicable date prior to the posting of this document.

Times

All references to time in this document are to London time, unless otherwise stated.

Forward-looking statements

All statements included in this document, other than statements of historical fact, are forward-looking statements. These include, without limitation, those regarding the BAE Systems Group's or the Airbus Group's financial position, operations, business strategy, plans and objectives of management for future operations, the expected timing and strategic and financial effects of the Proposed Disposal and the markets and economies in which the BAE Systems Group or the Airbus Group operates. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which could cause the actual results, performance or achievements of the BAE Systems Group or the Airbus Group or the markets and economies in which the BAE Systems Group or the Airbus Group operates to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements, including, without limitation, risks set out in Part II of this document and the failure to obtain the approval of the shareholders of BAE Systems for the Proposed Disposal.

Part I

BAE SYSTEMS

(Incorporated and registered in England and Wales with number 1470151)

Mr R. L. Olver (Chairman)
Mr M. J. Turner CBE (Chief Executive)
Mr C. V. Geoghegan
Mr M. Lester
Mr S. L. Mogford
Mr M. H. Ronald CBE
Mr G. W. Rose
Professor S. J. Birley
Mr P. J. Carroll
Dr. U. Cartellieri
Mr M. J. Hartnall
Sir Peter Mason KBE
Mr R. Quarta
Sir Nigel Rudd
Mr P. A. Weinberg

6 Carlton Gardens
London
SW1Y 5AD

11 September 2006

To the holders of Ordinary Shares and, for information purposes only, to the holders of Preference Shares

Dear Ordinary Shareholder,

Proposed Disposal of Airbus Shareholding
and
Notice of Extraordinary General Meeting

1. Introduction

Following a strategic review, the Board of BAE Systems determined that its minority shareholding in Airbus was not core to the long-term development of the Company and, on 7 April 2006, BAE Systems announced that it had entered into discussions with EADS regarding the disposal of the Airbus Shareholding. BAE Systems served the Put Notice upon EADS on 7 June 2006 and, the parties having failed to reach an agreement on the price to be paid by EADS for the Airbus Shareholding, an independent expert was appointed on 21 June 2006 in accordance with the terms of the Shareholders' Agreement. On 2 July 2006, BAE Systems announced that the price payable by EADS in relation to the Proposed Disposal of the Airbus Shareholding had been determined by the independent expert to be €2,750 million (£1,903 million based on the prevailing exchange rate on 2 July 2006 and £1,868 million based on the prevailing exchange rate on 8 September 2006).

Due to its size, the Proposed Disposal requires the approval of Ordinary Shareholders at an Extraordinary General Meeting (the "EGM") to be held at 10.00 am on 4 October 2006. Notice of the EGM is set out at the end of this document.

I am now writing to you to explain the background to the Proposed Disposal, to explain why your Board considers that the Airbus Proposals are in the best interests of the Company and its shareholders as a whole and to recommend that you vote in favour of the resolution approving the Airbus Proposals, as the Directors intend to do in respect of their beneficial shareholdings in the Company.

2. Background to and reasons for the Proposed Disposal

Following a detailed strategic review of BAE Systems' principal businesses, the Board determined that the Company's shareholding in Airbus was non-core and a candidate for disposal. In reaching this judgement it weighed heavily with the Board that BAE Systems' 20 per cent. shareholding in Airbus represents a minority shareholding in a business over which BAE Systems does not have full control and has no realistic prospects of gaining full control. Furthermore, there are a number of other factors regarding the sector in which Airbus operates and its position within it that persuaded the Board that a disposal in the near term was appropriate, including:

- *Industry cyclicality:* The commercial aerospace industry in which Airbus operates has historically shown cyclical trends. The Board believed that the market for passenger aircraft would continue to be cyclical and that downturns in broad economic trends could have a material adverse effect on Airbus' future financial results.

- *Increasing competition:* Airbus' primary competitor, Boeing, has recently demonstrated increased resilience and improved performance. The Board concluded that the level of competition posed by Boeing was likely to be more significant in the future than it has been in recent years.

- *Currency exposure:* Airbus' revenues are largely U.S. Dollar-based whilst a significant proportion of its costs are incurred in Euros. The prevailing exchange rate between the U.S. Dollar and the Euro therefore has an adverse impact on Airbus' profitability as compared with the average U.S. Dollar/Euro exchange rate from 2001 — 2005 of 1.09*. Although the effect on Airbus' profitability of this exchange rate is partially mitigated in the short term by favourable hedge contracts into which Airbus previously entered, the majority of Airbus' current hedge contracts will have expired by 2010. While Airbus may enter into new hedge contracts in the future, these may be on significantly less favourable terms than its current contracts.

- *Funding requirements:* In recent years, the Airbus business has been increasingly cash generative and Airbus' shareholders have benefited directly from this. However, it is now entering the next phase of its long-term development, which will require significant investment in the launch of new product lines and the upgrade of existing product lines. The Board concluded that the shareholders of Airbus were likely to see a reversal in the previous cash generative trend of Airbus over the medium term to fund this investment. Since the Airbus Shareholding is non-core to the Company's strategy, the Board did not believe it was appropriate for BAE Systems to be exposed to this potential cash reversal.

On 7 April 2006, BAE Systems therefore announced that it had entered into discussions with EADS regarding the disposal of the Airbus Shareholding. Following a period of discussion, on 7 June 2006 BAE Systems served upon EADS a formal notice of exercise of its Put Option requiring EADS to purchase the Airbus Shareholding on the terms set out in the Shareholders' Agreement.

On 13 June 2006, Airbus announced delays to its A380 programme. On the same day, EADS announced that from 2007 to 2010 it anticipated annual shortfalls of EBIT contribution as a result of these delays of approximately €500 million relative to Airbus' original baseline plan for each of those years.

On 21 June 2006, in accordance with the Shareholders' Agreement, BAE Systems and EADS appointed N M Rothschild & Sons Ltd and Rothschild & Cie (together, "Rothschild") to act as an independent expert for the purposes of determining the Price. Rothschild made its determination after receiving information from EADS, Airbus and BAE Systems. On 2 July 2006, Rothschild informed BAE Systems and EADS of its determination of the Price. The terms of the Shareholders' Agreement preclude the Company from discussing with Rothschild the basis of Rothschild's determination of the Price. The Price determined by Rothschild was significantly lower than had been expected by the general market.

Accordingly, on 5 July 2006, the Company announced its intention to undertake an audit of the Airbus Group in accordance with Clause 10.6 of the Shareholders' Agreement (the "Audit") in order to assist the Board in assessing its recommendation with regard to the Proposed Disposal. The Audit was undertaken by PricewaterhouseCoopers LLP and involved an appraisal of certain areas of Airbus' business, programmes and financial prospects. Having assessed the results of the Audit, the Board believes that Airbus is facing a challenging short to medium-term outlook, in particular with respect to certain of its principal programmes.

---

*Average rate from 1 January 2001 to 31 December 2005.

The Board believes that a significant amount of management focus, time and investment will be required to address the issues currently facing Airbus to improve its operating and financial performance and thereby to increase its value. Inevitably, there are risks involved in such a recovery programme and, having reviewed the Audit, the Board is concerned about the possible cash requirements of the Airbus business in the medium-term.

The Board therefore believes that it is in the best interests of the Company to exit at the Price determined by Rothschild. In arriving at this judgement, it weighed with the Board that, if it does not proceed with the Proposed Disposal, it may be necessary to retain the Airbus Shareholding for an extended period to be confident that it could be sold for materially more than the Price.

Whilst the Board is recommending the Proposed Disposal, shareholders should be aware that this recommendation does not alter the fact that, along with a number of EADS' shareholders and several regulatory authorities, the Board remains concerned about recent developments relating to Airbus and their impact on the exercise of the Put Option along with the circumstances in which the A380 delays were announced and their financial impact was assessed. In order to preserve the Company's right to bring a claim against EADS or Airbus, the Board is recommending the Proposed Disposal without prejudice to any claim or cause of action which the BAE Systems Group may have arising out of or in connection with any of these matters or otherwise in connection with the Airbus Shareholding (the "Airbus Proposals"). Accordingly, in approving the Proposed Disposal at the Extraordinary General Meeting, shareholders will be doing so while allowing the Board to continue any further courses of action open to it relating to its Airbus Shareholding.

Following the Proposed Disposal, the Board believes that BAE Systems will have a strong, balanced and growing business based upon its position across the defence markets in which it is a key domestic supplier, including the U.K. and Europe, the U.S., Saudi Arabia, Sweden, South Africa and Australia. The proceeds from the Proposed Disposal will provide BAE Systems with additional resources to invest in these markets.

3. Information on Airbus

Airbus is a leading manufacturer of commercial aircraft. The Airbus product line includes a comprehensive range of passenger aircraft models, from the 100 seat, single-aisle A318 jetliner to the new, long-range 555 (or more) seat A380. In addition to commercial jet airliners, Airbus produces freighter aircraft and is developing the A400M military transport aircraft.

The shares that BAE Systems owns in Airbus represent 20 per cent. of Airbus' ordinary issued share capital. The remaining 80 per cent. of Airbus' ordinary issued share capital is owned by EADS. Airbus has no other shareholders.

For the year ended 31 December 2005, BAE Systems' 20 per cent. share in Airbus generated profits before taxation of £254 million on sales of £3,002 million. As at 31 December 2005, BAE Systems' 20 per cent. share in Airbus represented an amount of net assets of £110 million and gross assets (excluding goodwill) of £4,784 million. This financial information has been extracted without material adjustment from Part III of this document, which also sets out further information on BAE Systems' 20 per cent. share in Airbus.

On 13 June 2006, Airbus announced that the delivery schedule for the A380 programme would undergo a delay of six or seven months due to production ramp-up issues, which are likely to limit aircraft deliveries to nine in 2007 and result in further delivery shortfalls in 2008 and 2009. Also on 13 June 2006, EADS announced that from 2007 to 2010 it anticipated annual shortfalls of EBIT contribution as a result of delays to the A380 programme of approximately €500 million relative to the Airbus original baseline plan for each of those years. In its Consolidated Interim Financial Statements dated 26 July 2006, EADS stated that a detailed review of the A380 production and delivery programme was being implemented, which included an assessment of other aircraft programmes, especially the A400M. Further details regarding these announcements are set out in Part VI of this document.

4. Financial effects of the Proposed Disposal and use of proceeds

The aggregate consideration payable by EADS for BAE Systems' 20 per cent. shareholding in Airbus is €2,750 million (£1,903 million based on the prevailing exchange rate on 2 July 2006 and £1,868 million based on the prevailing exchange rate on 8 September 2006). On 2 July 2006, EADS announced that it would pay the consideration in cash. Following repayment of certain debts outstanding between BAE Systems and Airbus at Completion and the payment of transaction related costs, net cash proceeds to

BAE Systems are estimated to be approximately €1,786 million (£1,236 million based on the prevailing exchange rate on 2 July 2006 and £1,213 million based on the prevailing exchange rate on 8 September 2006).

The Board of BAE Systems proposes to return up to £500 million to Ordinary Shareholders by way of on-market purchases of shares following completion of the Proposed Disposal using authorities granted at the last annual general meeting of the Company (the "Return of Capital"). Following the purchases, the shares repurchased will initially be held in treasury. The Board also intends to consult with the trustees of the Company's pension schemes and the Pensions Regulator with regard to any further investment in those schemes (the "Pension Funding").

Following the Return of Capital and any Pension Funding, the remaining proceeds, together with the Group's other cash resources, will be available for debt repayments and future investment in the Group and to pursue selected value enhancing acquisitions to strengthen the core business.

Whilst the Proposed Disposal together with the related Return of Capital and any Pension Funding may result in near-term dilution of the earnings per share of the Continuing Group, it will strengthen BAE Systems' financial position.

An unaudited pro forma statement of net assets of the Continuing Group as at 31 December 2005 is set out, for illustrative purposes only, in Part IV of this document. As at that date, BAE Systems had consolidated net assets of £2,804 million. As shown in that statement, the illustrative unaudited consolidated net assets of the Continuing Group as at 31 December 2005, on a pro forma basis and adjusted to reflect the Proposed Disposal and the maximum amount of the Return of Capital as if Completion and the maximum amount of the Return of Capital had occurred at that date, would have been £2,992 million.

It is anticipated that there will be no material taxation payable in connection with the Proposed Disposal.

5. Current trends in trading and prospects

As stated in the Company's Report and Accounts for the financial year ended 31 December 2005, BAE Systems anticipates an improved performance for the 2006 financial year from the Continuing Group's defence businesses, with modest organic growth and a full year contribution from the former United Defense activities. The Company also expects to translate operating profit into operating cash flow, other than some small utilisation of customer advances.

Since this statement, there has been no change to the Board's expectations for the Continuing Group.

In the Company's Report and Accounts for the financial year ended 31 December 2005, BAE Systems included reference to the Understanding Document signed on 21 December 2005 by the Kingdom of Saudi Arabia and the United Kingdom of Great Britain and Northern Ireland related to Saudi armed forces modernisation. On 18 August 2006, it was announced that the Governments of the Kingdom of Saudi Arabia and the United Kingdom of Great Britain and Northern Ireland have agreed the required commercial principles which will effectively initiate the purchase of Typhoon aircraft and the associated commitment to the industrial plan to be launched.

In the Company's Report and Accounts for the financial year ended 31 December 2005, BAE Systems also stated its intention to make one-off cash contributions to its pension schemes in 2006. On 13 June 2006, the Company announced one-off contributions by the Company totalling £1,087 million comprising the transfer of assets and cash. £661 million will have been contributed by the end of September 2006 (of which £181 million will be contributed in cash) with the balance to be contributed over the next 10 years.

Following the completion of the Proposed Disposal, the remaining activities that currently fall within BAE Systems' commercial aerospace segment will comprise the Regional Aircraft leasing and support business and will be reported within 'HQ and other businesses'.

6. Extraordinary General Meeting and shareholder approval

The Proposed Disposal is conditional on the approval of BAE Systems' shareholders. The notice convening the Extraordinary General Meeting of BAE Systems, to be held at Novotel London West, One Shortlands, London W6 8DR at 10.00 am on 4 October 2006, at which the ordinary resolution to approve the Airbus Proposals will be proposed, is set out at the end of this document. To approve the Airbus Proposals, a majority of those voting (whether in person or by proxy) must vote in favour of the Resolution.

7. Action to be taken

Ordinary Shareholders will find enclosed with this document the form of proxy for use at the Extraordinary General Meeting. Whether or not you intend to be present at the Extraordinary General Meeting, you are requested to complete and return the form of proxy, in accordance with the instructions printed thereon, as soon as possible and in any event so that it may be received by the Registrars of the Company, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6RF no later than 10.00 am on 2 October 2006. Completion and return of the form of proxy will not prevent Ordinary Shareholders from attending and voting in person at the Extraordinary General Meeting should they wish to do so.

8. Further information

Your attention is drawn to the further information set out in Part VI of this document. Shareholders should read the whole of this document and not just rely on the information contained in this letter.

9. Recommendation

The Board of BAE Systems, which has received financial advice from Goldman Sachs International and Gleacher Shacklock, considers the Airbus Proposals to be in the best interests of the shareholders of BAE Systems as a whole. In providing advice to the Board of BAE Systems, Goldman Sachs International and Gleacher Shacklock have relied upon the Board of BAE Systems' commercial assessment of the Airbus Proposals.

The Board of BAE Systems unanimously recommends shareholders of BAE Systems to vote in favour of the Resolution to be proposed at the EGM, as the Directors intend to do in respect of their own beneficial holdings, which, in aggregate, amounted to 2,044,973 Ordinary Shares as at 8 September 2006 (being the latest practicable date prior to the posting of this document), representing approximately 0.063 per cent. of the entire issued ordinary share capital of the Company.

Yours faithfully,

Dick Olver
Chairman

Part II
(Risk Factors)

This Part II addresses certain risks to which the Continuing Group and Airbus are exposed, which could adversely affect the business, results of operations, cash flow, financial condition, turnover, profits, assets, liquidity and capital resources of the Continuing Group and/or Airbus, as appropriate. In addition, details of risks associated with the Proposed Disposal have been included. Prior to voting on the Proposed Disposal, Ordinary Shareholders should consider these notes fully and carefully, together with all other information set out in this document.

Additional risks and uncertainties currently unknown to BAE Systems, or which BAE Systems currently deems immaterial, may also have an adverse effect on the financial condition or business of the Continuing Group or Airbus.

(A) *Risks associated with the Continuing Group.*

The Continuing Group is dependent on defence spending, and any reductions in such spending could adversely affect the Continuing Group.

BAE Systems' core businesses are primarily defence-related, selling products and services directly and indirectly to the U.S., the U.K. and other countries. In any single market, defence spending depends on a complex mix of political considerations, budgetary constraints and the ability of the armed forces to meet specific threats and perform certain missions. Because of these factors, defence spending may be subject to significant fluctuations from year to year. In addition, downturns in broad economic trends in the defence markets in which BAE Systems operates may result in decreases in defence purchases by BAE Systems' major customers, which could in turn have a material adverse effect on BAE Systems' future results of operations and financial condition.

Certain parts of the Continuing Group's business are dependent on a small number of large contracts.

A significant proportion of BAE Systems' revenues comes from a small number of large contracts. Those contracts individually are typically worth or potentially worth £1 billion or more including, but not limited to, those contracts in the Programmes business group. The loss, expiration, suspension, cancellation or termination of any one of these contracts, for any reason, could have a material adverse effect on BAE Systems' future results of operations and financial condition.

There are risks associated with the Continuing Group's fixed-price contracts.

A significant portion of BAE Systems' revenues are derived from fixed-price contracts, although BAE Systems has reduced its exposure to fixed-priced design and development activity which is in general more risk intensive than fixed-price production activity. An inherent risk in these fixed-price contracts is that actual performance costs may exceed the projected costs on which the fixed contract prices were based. BAE Systems' failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-priced contract may reduce the profitability of a fixed-price contract or cause a loss, thereby adversely affecting BAE Systems' future results of operations and financial condition.

The Continuing Group's largest customer contracts are government contracts, which entail risks.

The governments of the United States and the United Kingdom are BAE Systems' two largest end customers. Any significant disruption or deterioration in the relationship with the U.S. or U.K. government and a corresponding reduction in government contracts would significantly reduce BAE Systems' revenues. Moreover, companies engaged in the supply of defence-related equipment and services to government agencies are subject to certain business risks particular to the defence industry. These governments could unilaterally cancel, suspend or amend their contractors' funding under existing contracts or eligibility for new contracts potentially on short notice. In addition, BAE Systems, as a government contractor, is subject to financial audits and other reviews by some of its governmental customers with respect to the performance of, and the accounting and general practices relating to, government contracts. As a result of these audits and reviews, costs and prices under these contracts may be subject to adjustment.

The U.S. government usually appropriates funds for a given programme on an annual basis, even though contract performance may take more than one year. Consequently, at the outset of a major programme, the contract is usually only partially funded and additional monies are normally committed to the contract by the procuring agency as appropriations are made by the U.S. government for future fiscal years. The termination of one or more of the contracts for BAE Systems' programmes by the U.S. government, or the failure of the relevant agencies to obtain expected appropriations for BAE Systems' programmes, could have a material adverse effect on BAE Systems' future results of operations and financial condition.

Any or all of these risks related to BAE Systems' government contracts could have a material adverse effect on BAE Systems' future results of operations and financial condition.

The timing of contracts could materially affect the Continuing Group's future results of operations and financial condition.

BAE Systems' operating performance and cash flows are dependent, to a significant extent, upon the timing and amounts of defence contracts and the work performed thereunder. Because the amounts payable under these contracts can be substantial, the award or completion of one or more contracts, the timing for manufacturing and delivery of products under these contracts and schedules or the failure to receive anticipated orders could materially affect BAE Systems' operating results and cash flow for the periods affected. In addition, BAE Systems' period-to-period performance may fluctuate significantly as a consequence of reduced throughput and the associated cost of rationalisation of capacity. Shareholders should not consider BAE Systems' performance during any particular period as necessarily indicative of longer-term results.

The Continuing Group is exposed to risks inherent in operating in a global market.

BAE Systems is a global company which conducts business in multiple jurisdictions and, as a result, assumes certain risks associated with businesses with a broad geographical reach. In some countries these risks include, but are not limited to, the following: government regulations and administrative policies could change quickly and restraints on the movement of capital could be imposed, governments could expropriate BAE Systems' assets, burdensome taxes or tariffs could be introduced, political changes could lead to changes in the business environment in which BAE Systems operates, and economic downturns, political instability and civil disturbances could disrupt BAE Systems' business activities. No assurance can be given that the occurrence of any such events will not have a material adverse effect on BAE Systems' future results of operations and financial condition.

The Continuing Group is subject to export controls and other restrictions.

A portion of BAE Systems' sales is derived from the export of its products. Many of the products BAE Systems designs and manufactures for military or dual-use are considered to be of national strategic interest. The export of such products outside of the jurisdictions in which they are produced may be subject to licensing and export controls and other restrictions where many of BAE Systems' activities are located. No assurance can be given that the export controls to which BAE Systems is subject will not become more restrictive, that new generations of BAE Systems products will not also be subject to similar or more stringent controls, or that political factors or changing international circumstances will not result in BAE Systems being unable to obtain necessary export licences. Reduced access to export markets could have a material adverse effect on BAE Systems' future results of operations and financial condition.

The Continuing Group's business is subject to significant competition and the conditions in the defence sector.

Most of BAE Systems' businesses are focused on the defence industry and subject to significant competition from multinational firms with substantial resources and capital and many of its government contracts are obtained through a competitive bidding process. BAE Systems' ability to compete for contracts depends to a large extent on the effectiveness and innovation of its research and development programmes, its ability to offer better programme performance than its competitors at a lower cost to its customers, and the readiness of its facilities, equipment and personnel to undertake the programmes for which it competes.

Additionally, in some instances, the U.S. government directs to a single supplier all work for a particular programme, commonly known as a sole-source programme. Although the U.S. government has historically awarded certain programmes to BAE Systems on a sole-source basis, it may in the future

determine to open such programmes to a competitive bidding process. Thus, no assurance can be given that BAE Systems' bids for military contracts, even in sole-source situations, will continue to be accepted, or, if accepted, that awarded contracts will generate profitability for BAE Systems.

Moreover, government contracts for defence-related products are, in certain countries, sometimes awarded on the basis of home country preference. No assurance can be given that other defence companies will not have an advantage over BAE Systems for some defence-related contracts on the basis of the jurisdiction in which they are organised, where the majority of their assets are located or where their officers or directors are located.

In relation to U.S. defence spending BAE Systems believes that local pressures may make the budget environment more challenging in the future. The U.K. defence equipment budget is expected to continue to be constrained, having implications for the sustainability of long-term funding for future defence technologies and engineering capabilities in the U.K. No assurance can be given that the effects of these conditions will not have a material adverse effect on BAE Systems' ability to compete successfully in the defence industry.

In the event that BAE Systems is unable adequately to compete in the markets in which it operates, BAE Systems' business and results of operations may be adversely affected.

The Continuing Group produces technologically advanced products which may not perform as intended.

Most of the products developed and manufactured by BAE Systems are technologically advanced and are sometimes novel systems that must function under demanding operating conditions. Even though BAE Systems employs sophisticated design, manufacturing and testing practices, no assurance can be given that BAE Systems' products will be successfully developed or operated, or that they will perform as intended. BAE Systems, like other companies, has experienced occasional product failures and other problems, and if certain products are not successfully developed or do not perform as intended, individually or in the aggregate, BAE Systems' future results of operations and financial condition could be materially adversely affected.

The Continuing Group is involved in consortia, joint ventures and equity holdings where it does not have control.

BAE Systems generates a significant amount of its revenues through participation in various consortia, joint ventures and equity holdings and believes that its alliances and partnerships are a source of competitive advantage. In addition to these existing relationships, the formation of partnerships and alliances with other market players is an important part of BAE Systems' strategy, and the proportion of sales generated from consortia, joint ventures and equity holdings may rise in future years. However, BAE Systems exercises varying and evolving degrees of control in the consortia, joint ventures and entities in which it holds non-controlling equity holdings. While BAE Systems seeks to participate only in ventures in which its interests are aligned with those of its partners, the risk of disagreement is inherent in any jointly controlled entity, and particularly in those entities that require the unanimous consent of all members with regard to major decisions, and that specify limited or no exit rights. In addition, where BAE Systems is a minority partner or shareholder, there is no guarantee that the majority shareholders will not act in a manner that opposes or is contrary to the interests of BAE Systems.

The Continuing Group is exposed to funding risks in relation to the defined benefits under its pension schemes.

BAE Systems operates certain defined benefit pension schemes in the U.K., the U.S. and other countries. At present in aggregate there is an actuarial deficit between the value of projected liabilities of these schemes and the value of the assets they hold. BAE Systems is making contributions towards deficits in line with agreements reached between BAE Systems and the respective scheme trustees based on the recommendations of the relevant actuaries. The amount of the deficits may be further adversely affected by a number of factors including a sharp decline in investment returns and changes in interest rates and mortality rates, which may require BAE Systems to increase further the amount of its cash contributions to these schemes, thereby reducing cash available to meet BAE Systems' other obligations or to meet its business needs. As a result, BAE Systems' future results of operations and financial condition could be materially adversely affected.

existing property lease financing arrangements.

The Proposed Disposal and/or Return of Capital may trigger obligations to refinance or repay certain of BAE Systems' existing property lease financing arrangements. However, the consequences of each obligation are not considered to be material to the BAE Systems Group and have been taken into account in considering BAE Systems' working capital requirements for the 12 months from the date of this document.

BAE Systems has experienced growth through acquisitions. Anticipated benefits of acquisitions may not be realised.

BAE Systems has experienced growth and development through acquisitions and may continue to pursue acquisitions in order to meet its strategic objectives. Integrating the operations and personnel of acquired businesses is a complex process. BAE Systems may not be able to integrate the operations of acquired businesses with its operations rapidly or without encountering difficulties. The diversion of the attention of management to the integration effort and any difficulties encountered in combining operations could adversely affect BAE Systems' business. The failure to realise such benefits or the failure to manage such growth, while at the same time maintaining adequate focus on the existing assets of BAE Systems, could have a material adverse effect on BAE Systems' business, future results of operations or financial condition. In addition, although BAE Systems has grown through acquisitions in the past, no assurance can be given that it will be able to identify, acquire and successfully integrate additional companies in the future.

The Continuing Group's operations are subject to numerous domestic and international laws, regulations and restrictions, and non-compliance with these laws, regulations and restrictions could expose the Continuing Group to fines, penalties, suspension or debarment, which could have a material adverse effect on the Continuing Group's profitability and its overall financial position.

The Continuing Group has contracts and operations in many parts of the world and operates in a highly regulated environment. The Continuing Group is subject to numerous U.K., U.S. and other laws and regulations, including, without limitation, regulations relating to import-export controls, money-laundering, false accounting, anti-bribery and anti-boycott provisions. From time to time, the Continuing Group is subject to government investigations relating to its operations.

Failure by the Continuing Group or its sales representatives, marketing advisers or others acting on its behalf to comply with these laws and regulations could result in administrative, civil, or criminal liabilities and could result in significant fines and penalties and could result in the suspension or debarment of the Continuing Group from government contracts for some period of time or suspension of the Continuing Group's export privileges which could have a material effect on the Continuing Group.

(B) *Risks associated with Airbus.*

Aircraft market.

Airbus operates in the commercial aerospace industry. Historically, the commercial passenger aircraft market has shown cyclical trends due in part to the sensitivity of passenger demand in the air travel market to growth in gross domestic product ("GDP"). The growth in Airbus' commercial aircraft activities has consequently been correlated to growth in GDP. Other factors, however, play an important role, such as (i) the average age and technical obsolescence of the fleet relative to new aircraft, (ii) the number and characteristics of aircraft taken out of service and parked pending potential return into service, (iii) passenger load factors, (iv) airline pricing policies, (v) airline financial health, (vi) the price of oil which is a significant element in the operating costs of airlines and (vii) deregulation. Airbus have implemented a flexible manufacturing organisation that is intended to help Airbus adapt to cyclical market changes in demand. Nevertheless Airbus have informed us that they expect that the market for passenger aircraft will continue to be cyclical and downturns in broad economic trends, such as those currently being experienced, may have a negative effect on its future results of operation and financial condition.

Impact of terrorism, epidemics and catastrophic events on aircraft market.

As the terrorist attacks in New York and other countries and the spread of the Severe Acute Respiratory Syndrome (SARS) virus have demonstrated, terrorism and epidemics may negatively affect public

perception of air travel safety and comfort and the demand for air travel and commercial aircraft. Furthermore, major airplane crashes may have a negative effect on the public's or regulators' perceptions of the safety of a given class of aircraft, form of design or airline. As a consequence of terrorism, epidemics and other catastrophic events, an airline may be confronted with sudden reduced demand for air travel and be compelled to take costly security and safety measures. In response to such events, and the resulting negative impact on the airline industry or particular airlines, Airbus may suffer from a decline in demand for all or certain types of its aircraft and Airbus' customers may postpone delivery of new aircraft and cancel orders.

Exposure to foreign currencies.

The Airbus business is U.S. Dollar-based and subject to significant exchange rate fluctuations. In general, a depreciation of the U.S. Dollar relative to the Euro and the Pound sterling has an adverse effect on the Euro and the Pound sterling equivalent of the revenues of Airbus which are denominated in U.S. Dollars.

Competition and market access.

Airbus' business is subject to significant competition, in particular the commercial aircraft market has been affected by downward price pressure resulting from such competition. The recent weakening of demand has led to greater leverage for certain customers to encourage competition in respect of a variety of issues, including price and payment terms. No assurance can be given that competition may not intensify, particularly in the context of a prolonged downturn.

In addition, the contracts for many aerospace products are awarded, implicitly or explicitly, on the basis of home country preference. Although Airbus constitutes a multinational combination broadening a domestic market constituency, it may remain at a competitive disadvantage in certain countries, especially outside Europe, relative to local contractors for certain products. The strategic importance and political sensitivity attached to the aerospace and defence industries means that political considerations will persist for many products for the foreseeable future.

Availability of government financing.

In prior years, Airbus and its principal competitors have benefited from government financing of product research and development. Airbus has received financing from certain governments in relation to the A380 commercial aircraft programme, and certain E.U. countries have recently committed to fund the development of the A350 commercial aircraft programme. No assurances can be given that financing will continue to be made available for future projects. Since 1992, the E.U. and the U.S. have operated under an agreement that sets the terms and conditions of financial support that governments may provide to civil aircraft manufacturers. The unilateral withdrawal from the 1992 agreement by the U.S. government in late 2004 eventually led to formal claims and counterclaims being made by the U.S. and the E.U. respectively with the World Trade Organisation ("WTO"). The E.U. and the U.S. have also entered into negotiations to seek a resolution to the issues being disputed in the formal WTO process, with the goal of agreeing a new system that provides for a level playing field when funding future aircraft developments. The terms and conditions of any new agreement, or the outcome of the formal WTO proceedings, may limit access by Airbus to risk-sharing-funds for large projects or establish an unfavourable balance of access to government funds by Airbus as compared to its U.S. competitors.

Technologically advanced products and services.

Airbus develops and manufactures products and programmes that are, for the most part, technologically advanced and, sometimes, novel. Most of Airbus' products must function under demanding operating conditions. Airbus has informed us that even though it believes it employs sophisticated design, manufacturing and testing practices, there can be no assurance that Airbus' products or programmes will be successfully developed or operated or that they will be developed or will perform as intended. Airbus, like other companies, has experienced occasional product failures and other problems. There can be no assurances that such problems will not occur in the future. In addition to any costs resulting from product warranties, contract performance or required remedial action, such failures may result in increased costs or loss of revenues and may also have a significant adverse effect on the competitive reputation of Airbus' products.

Industrial and environmental risks.

Together with other companies in the principal industries in which it operates, Airbus is subject to numerous E.U., national, regional and local environment laws and regulations concerning emissions into the environment, discharges to surface and subsurface water and the disposal and treatment of waste materials. Airbus has informed us that it believes that its current operations are in substantial compliance with all applicable environmental regulations. Airbus has informed us that it believes that it is currently capable of satisfying the stricter environmental standards for the future contemplated by current laws or regulations, including increasingly stringent environmental product quality standards that will be implemented over the next few years, without incurring significant capital expenditure. However, there can be no assurance that increased capital expenditure and operating costs resulting from future environmental regulations will not adversely affect the results of Airbus' operations and its financial condition.

Programme risks.

Airbus has announced delays to the production and delivery of the A380 aircraft to customers and certain customers have indicated that they will be seeking compensation from Airbus in respect of these delays. In addition, EADS have announced that a detailed review of the A380 production and delivery programme is currently being implemented by the new Airbus CEO complemented by an EADS review team and that this review will include the assessment of other aircraft programmes, especially A400M and an assessment of customers and suppliers claims.

There can be no assurance that these delays will not worsen, that there will not be significant cost overruns and/or late delivery charges, that customers will not cancel orders, or that the airlines seeking compensation from Airbus will not succeed or increase in number.

Exposure to sales financing risk.

In support of sales, Airbus may agree to participate in the financing of customers. As a result, Airbus has a significant portfolio of leases and other financing arrangements with airlines. The risks arising from Airbus' sales financing activities may be classified into two categories: (i) credit risk, which concerns the customer's ability to perform its obligations under a financing arrangement and (ii) aircraft value risk, which primarily relates to unexpected decreases in the future value of aircraft. Measures taken by Airbus to mitigate these risks include optimised financing and legal structures, diversification over a number of aircraft and customers, credit analysis of financing counterparties, provisioning for the credit and asset value exposure, and transfers of exposure to third parties. No assurances may be given that these measures will protect Airbus fully from defaults by its customers or significant decreases in the value of the financed aircraft in the resale market.

Airbus' sales financing arrangements expose it to aircraft value risk, because it retains collateral interests in aircraft for the purpose of securing customers' performance of their financial obligations to Airbus, and because it guarantees part of the market value of certain aircraft during limited periods after their delivery to customers. Under adverse market conditions, the market for used aircraft could become illiquid and the market value of used aircraft could significantly decrease below projected amounts. In the event of a financing customer default at a time when the market value for a used aircraft has unexpectedly decreased, Airbus would be exposed to the difference between the outstanding loan amount and the market value of the aircraft. Similarly, if an unexpected decrease in the market value of a given aircraft coincided with the exercise window of an asset value guarantee ("AVG") with respect to that aircraft, Airbus would be exposed to losing as much as the difference between the market value of such aircraft and the AVG amount. No assurances may be given that the provisions taken by Airbus will be sufficient to cover these potential shortfalls.

Through the Airbus Asset Management Division or as a result of past financing transactions, Airbus is the owner of used aircraft, exposing it directly to fluctuations in the market value of these used aircraft.

Dependence on supply chain.

The Airbus business relies on complex supply chains and breakdowns within these supply chains may result in Airbus being unable to continue marketing or developing a product/programme or may result in Airbus being unable to do this on a commercially viable basis.

There is no assurance that suppliers will continue to supply on commercially viable terms, or be able to supply components that meet regulatory requirements. Airbus is also subject to the risk that suppliers will not be able to meet the quantities needed to meet market requirements.

Price fluctuations for commodities.

Commodities, such as aluminium and titanium, are a significant part of Airbus' cost structure, and increases in these costs may impact competitiveness. These items are sourced globally and can be affected by geopolitical changes.

(C) *Risks associated with the Proposed Disposal.*

Satisfaction of conditions.

Completion is subject only to the approval of Ordinary Shareholders at the Extraordinary General Meeting of the Company. In accordance with the provisions of the Shareholders' Agreement, if shareholder approval for the Proposed Disposal is obtained at the EGM, completion of the transaction will take place not later than ten days after the date of receipt of such approval.

Part III

1. Nature of financial information

The financial information presented represents BAE Systems' 20% share in Airbus and has been extracted without material adjustment from the consolidation schedules that support the group accounts of BAE Systems. The 2003 and 2004 group accounts were prepared in accordance with UK generally accepted accounting standards (UK GAAP). The 2005 accounts were prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the E.U. and the 2004 comparatives were restated in accordance with IFRS. Investors should read the whole document and not just rely on the information contained in this section.

The consolidated accounts of BAE Systems for the years ended 31 December 2005, 2004 and 2003 have been audited by KPMG Audit Plc, Chartered Accountants and Registered Auditors, whose address is 8 Salisbury Square, London, EC4Y 8BB. The consolidated accounts for all three years have been filed with the Registrar of Companies. The Auditor's reports on these accounts were unqualified and did not include statements under section 237(2) or (3) of the Companies Act 1985 (as amended).

2. Income statement

	2005 IFRS Audited	2004 IFRS Unaudited	2004 UK GAAP Audited	2003 UK GAAP Audited
	£m	£m	£m	£m
Sales	3,002	2,666	2,666	2,683
Profit before tax (excluding goodwill)	254	172	150	176
Taxation	(115)	(54)	(46)	(69)
Profit after tax	139	118	104	107

3. Assets and liabilities

	2005 IFRS
	£m
Non-current assets*	1,701
Current assets	3,083
	4,784
Non-current liabilities	(2,951)
Current liabilities	(1,723)
	(4,674)
Share of net assets/(liabilities)	110
Goodwill	1,063
Carrying value	1,173

* including aircraft let under operating leases

Part IV
(Pro Forma Financial Information on the Continuing Group)

The pro forma financial information on the Continuing Group set out in this Part IV has been prepared to illustrate the effect on the net assets of the Group as at 31 December 2005 as if completion of the Proposed Disposal and the maximum amount of the Return of Capital had occurred at that date.

The pro forma statement is for illustrative purposes only. Because of its nature, the pro forma financial information addresses a hypothetical situation and, therefore, does not represent the Continuing Group's actual financial position or results. The pro forma statement is based on the audited results of BAE Systems for the year ended 31 December 2005 and has been prepared on the basis set out in the notes below.

Unaudited pro forma statement of net assets of the Continuing Group

Consolidated balance sheet at 31 December 2005

	BAE Systems prior to disposal (note 1)	Adjustment for Airbus (note 2)	Adjustment for disposal costs/proceeds/ taxation (note 3)	Pro forma continuing group (note 4)
	£m	£m	£m	£m
Non-current assets				
Intangible assets	8,217	–	–	8,217
Property, plant and equipment	1,704	–	–	1,704
Investment property	218	–	–	218
Equity accounted investments	1,721	(1,173)	–	548
Other investments	9	–	–	9
Other receivables	912	–	–	912
Other financial assets	65	–	–	65
Deferred tax assets	1,331	–	–	1,331
	14,177	(1,173)	–	13,004
Current assets				
Inventories	485	–	–	485
Trade and other receivables	1,877	–	–	1,877
Current tax	20	–	–	20
Other investments	634	–	–	634
Other financial assets	54	–	–	54
Cash and cash equivalents	2,581	(745)	1,361	3,197
	5,651	(745)	1,361	6,267
Non-current assets and disposal groups held for sale	407	–	–	407
Total assets	20,235	(1,918)	1,361	19,678
Non-current liabilities				
Loans	(3,534)	–	–	(3,534)
Trade and other payables	(432)	–	–	(432)
Retirement benefit obligations	(4,101)	–	–	(4,101)
Other financial liabilities	(45)	–	–	(45)
Deferred tax liabilities	(23)	–	–	(23)
Provisions	(375)	–	–	(375)
	(8,510)	–	–	(8,510)
Current liabilities				
Loans and overdrafts	(905)	–	–	(905)
Trade and other payables	(7,006)	745	–	(6,261)
Other financial liabilities	(81)	–	–	(81)
Current tax	(316)	–	–	(316)
Provisions	(343)	–	–	(343)
	(8,651)	745	–	(7,906)
Liabilities directly associated with non-current assets and disposal groups held for sale	(270)	–	–	(270)
Total liabilities	(17,431)	745	–	(16,686)
Net assets	2,804	(1,173)	1,361	2,992

Notes:

1. The net assets relating to BAE Systems have been extracted without material adjustment from the audited consolidated financial statements of the Group for the year ended 31 December 2005 prepared under IFRS.

2. This adjustment removes the carrying value of BAE Systems' share of the assets and liabilities of Airbus which will be disposed of and has been extracted without material adjustment from Part III of this document. In addition, the balances between BAE Systems and Airbus have been assumed to have been settled. The information has been extracted without material adjustment from the BAE Systems' group accounts for the year ended 31 December 2005.

3. This comprises gross proceeds of £1,868 million (€2,750 million) less cash transaction and taxation costs of £7 million and a proposed return of the maximum amount of £500 million to shareholders in the form of an on-market buy-back of shares. The net proceeds will be available for debt repayments, contributions to the Company's pension schemes, future investment in the Group and to pursue selected strategic acquisitions to strengthen the core defence business.

4. No account has been taken of the trading of the Continuing Group or of Airbus since 31 December 2005.

KPMG Audit Plc
8 Salisbury Square
London EC4Y 8BB
United Kingdom

Tel +44 (0) 20 7311 1000
Fax +44 (0) 20 7311 8783
DX 38050 Blackfriars

The Directors
BAE Systems plc
Stirling Square
6 Carlton Gardens
London SW1Y 5DA

11 September 2006

Dear Sirs

Proposed disposal of 20% interest in Airbus

We report on the pro forma financial information (the "Pro forma financial information") set out in Part IV of the Class 1 circular dated 11 September, which has been prepared on the basis described in notes 1-4, for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented on the basis of the accounting policies adopted by BAE Systems plc in preparing the financial statements for the year ended 31 December 2005. This report is required by paragraph 13.5.31R of the Listing Rules of the UK Listing Authority and is given for the purpose of complying with that and for no other purpose.

Responsibilities

It is the responsibility of the directors of BAE Systems plc to prepare the Pro forma financial information in accordance with paragraph 13.5.31R of the Listing Rules of the UK Listing Authority.

It is our responsibility to form an opinion, as required by paragraph 7 of Annex II of the Prospectus Directive Regulation, as to the proper compilation of the Pro forma financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and which we may have to Ordinary shareholders as a result of the inclusion of this report in the Class 1 circular, and save for any responsibility that we have expressly agreed in writing to assume, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Listing Rule 13.4.1R(6), consenting to its inclusion in the Class 1 circular.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the directors of BAE Systems plc.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of BAE Systems plc.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

- the Pro forma financial information has been properly compiled on the basis stated; and
- such basis is consistent with the accounting policies of BAE Systems plc.

Yours faithfully

KPMG Audit Plc

KPMG Audit Plc

Part V

(Principal Terms of the Proposed Disposal)

The Proposed Disposal will be completed in accordance with the terms of the Shareholders' Agreement and will be structured as the sale by BAE Systems to EADS of BAE Systems France (Holdings) S.A.S., a wholly owned subsidiary of BAE Systems and the entity that holds the 20 per cent. stake in Airbus. The shares will be transferred to EADS or as it may direct.

In accordance with the Shareholders' Agreement, EADS will provide BAE Systems with an unlimited indemnity in such form and substance as BAE Systems may reasonably require in respect of any liability that any member of the BAE Systems Group may have under any guarantees, sureties or counter-indemnities given to third parties in relation to any liabilities of the Airbus Group (to the extent that it has proved impracticable for EADS to procure the release of the same). In addition, all debt outstanding between any member of the BAE Systems Group and the Airbus Group will be repaid (other than ordinary course trading debt).

The consideration for the Proposed Disposal will be €2,750 million (£1,903 million based on the prevailing exchange rate on 2 July 2006 and £1,868 million based on the prevailing exchange rate on 8 September 2006) as determined by an independent third party investment bank (Rothschild). The net amount received by BAE Systems Group will take account of the repayment of debts noted above and will be paid in cash on Completion. BAE Systems expects Completion to take place in accordance with the Shareholders' Agreement within 10 days of receipt of shareholder approval.

For further details on the Shareholders' Agreement, please see paragraph 8(viii) in Part VI below.

Part VI

1. Responsibility Statement

The Directors, whose names appear in paragraph 3 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Company Details

The telephone number of the registered office is 01252 373232.

3. Directors of BAE Systems

The names of the Directors and their principal functions are as follows:

Dick Olver	Chairman
Mike Turner	Chief Executive Officer
Chris Geoghegan	Chief Operating Officer
Michael Lester	Group Legal Director
Steve Mogford	Chief Operating Officer
Mark Ronald	Chief Operating Officer
George Rose	Group Finance Director
Professor Sue Birley	Non-Executive Director
Phil Carroll	Non-Executive Director
Dr Ulrich Cartellieri	Non-Executive Director
Michael Hartnall	Non-Executive Director
Sir Peter Mason	Non-Executive Director
Roberto Quarta	Non-Executive Director
Sir Nigel Rudd	Non-Executive Director
Peter Weinberg	Non-Executive Director

4. Directors of BAE Systems and their Interests in Share Capital and Share Options

As at 8 September 2006 (being the latest practicable date prior to the posting of this document) the interests of the Directors (all of which are beneficial unless otherwise stated) which:

(i) have been notified by each Director to the Company pursuant to sections 324 or 328 of the Companies Act 1985 (as amended);

(ii) are required to be entered in the register maintained by the Company under section 325 of the Companies Act 1985 (as amended); or

(iii) are interests of a connected person of a Director which would, if the connected person were a Director, be required to be disclosed under (i) or (ii) above and the existence of which is known to or could with reasonable diligence be ascertained by the relevant Director, are as follows:

Director	Ordinary shares	Options over ordinary shares	Interests in ordinary shares under the restricted share plan	Interests in ordinary shares under the performance share plan
Dick Olver	40,000	—	—	—
Mike Turner	435,871	2,446,712	137,924	1,363,562
Chris Geoghegan	143,147	1,411,363	42,764	722,231
Michael Lester	818,693*	1,843,973	87,937	886,284
Steve Mogford	148,809	1,469,136	—	722,231
Mark Ronald	255,587	1,647,044	81,928	793,770
George Rose	354,941	1;660,221	33,971	803,817
Sue Birley	2,925	—	—	—
Phil Carroll	—	—	—	—
Ulrich Cartellieri	—	—	—	—
Michael Hartnall	20,000	—	—	—
Sir Peter Mason	25,000	—	—	—
Roberto Quarta	—	—	—	—
Sir Nigel Rudd	—	—	—	—
Peter Weinberg	—	—	—	—

* 200,000 of these Ordinary Shares are held non-beneficially.

The executive Directors, in common with all employees of the Company, have an interest in the unallocated shares held in employee share ownership trusts, these being 88,697 in the Profit Sharing Scheme trust and 101,617 in the Share Investment Plan trust.

5. Substantial and Other Share Interests

As at 8 September 2006 (being the latest practicable date prior to the posting of this document) the Company had been notified or was aware of the following interests in 3 per cent. or more of the Company's issued share capital:

Shareholder	Number of ordinary shares	Percentage of issued ordinary share capital
Barclays PLC	101,867,008	3.15
Capital Group Companies, Inc.	156,175,739	4.83
FMR Corp and Fidelity International Limited (and their direct and indirect subsidiaries)	185,931,984	5.77
Franklin Resources, Inc. (and affiliates)	159,246,877	4.9246
Legal and General Group Plc	103,785,113	3.20

6. Directors' Service Contracts

Details of service contracts between any Director and any member of the BAE Systems Group which provide for benefits upon termination of employment were included in the published accounts of the BAE Systems Group for the year ended 31 December 2005.

7. Related Party Transactions

BAE Systems has a related party relationship with its directors and key management, its equity accounted investments and the pension plans. Details of related party transactions (which for these purposes are those set out in the standards adopted according to Regulation (EC) No 1606/2002), that the Company has entered into during the financial years ended 31 December 2004 and 2005 are disclosed in accordance with the respective standard adopted according to Regulation (EC) No 1606/2002 in note 33 on page 135 of the Company's 2005 annual report and accounts. Details of related party transactions that

the Company entered into during the financial year ended 31 December 2003 are disclosed in accordance with UK generally accepted accounting principles in note 31 on page 91 of the Company's 2003 annual report and accounts.

Details of transactions with these parties for the period from 1 January 2006 to 26 August 2006 are as follows:

(a) Directors and key management

BAE Systems has written service contracts with each of its Directors and key management under which those Directors and key management receive a salary and other emoluments. The total remuneration of the Directors and key management for the period from 1 January 2006 to 26 August 2006 was £9 million.

(b) Pension plans

BAE Systems operates pension plans for the Group's qualifying employees in the UK, US and other countries. The principal plans in the UK and US are funded defined benefit plans and the assets are held in separate trustee administered funds. The plans in other countries are unfunded.

The Group contributions made to the defined benefit plans in the period from 1 January 2006 to 26 August 2006 were £849 million including one-off contributions of assets and cash totalling £647 million*. The Group also incurred a charge in respect of the cash contributions of £36 million paid in the period from 1 January 2006 to 26 August 2006 to defined contribution pension plans for employees.

(c) Equity accounted investments

Transactions occur with the equity accounted investments in the normal course of business and are priced on arm's-length basis and settled on normal trade terms. The more significant transactions are disclosed below:

For the period from 1 January 2006 to 26 August 2006

Related party	**Sales to related party**	**Purchases from related party**	**Amounts owed by related party**	**Amounts owed to related party**	**Lease income/ (expense) with related party**	**Other**
	£m	**£m**	**£m**	**£m**	**£m**	**£m**
Airbus SAS	49	1	6	647	10	—
Eurofighter Jagdflugzeug GmbH	606	—	140	—	—	—
Flagship Training Limited	—	2	—	16	—	—
Fleet Support Limited	1	10	1	1	—	—
Gripen International KB	—	—	1	32	—	—
MBDA SAS	59	9	38	384	2	—
Panavia Aircraft GmbH	43	71	13	15	—	—
Saab AB	3	1	1	—	—	—
XChanging Procurement Services	11	12	2	2	—	—
XChanging HR Services	—	11	—	—	—	—

8. Material Contracts

(a) Continuing Group

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Continuing Group (1) within the two years immediately preceding the date of this document which are or may be material or (2) at any time which contain an obligation or entitlement which is material to the Continuing Group as at the date of this document:

(i) On 6 March 2005, BAE Systems, Inc. (formerly BAE Systems North America, Inc), Ute Acquisition Company Inc. and UDI entered into an agreement and plan of merger pursuant to

*A further £32 million will be contributed in September 2006. The one-off contributions include £18 million of contributions which are part of a salary sacrifice scheme where contributions are made by the employer on behalf of the employee.

which BAE Systems, Inc. acquired all the common stock of UDI for $75 per share in cash, representing a total consideration for UDI's fully diluted share capital of approximately $4,974 million (the "UDI Merger Agreement"). Including net debt of $218 million as at 31 December 2004, the transaction valued UDI at $4,192 million. BAE Systems provided a guarantee of the obligations of BAE Systems, Inc. and Ute Acquisition Company Inc. to pay the merger consideration pursuant to the terms of the UDI Merger Agreement.

(ii) Pursuant to a placing agreement dated 7 March 2005 made between BAE Systems, Dresdner Bank AG, London Branch and Hoare Govett Limited (together the "Managers") (the "Placing Agreement"), BAE Systems issued 150,000,000 new Ordinary Shares of 2.5p each of BAE Systems (the "Placing Shares"). The Placing Shares were issued at a price of 240p per Placing Share, raising approximately £360 million before expenses. BAE Systems paid to the Managers a commission of 1.75 per cent. of the aggregate proceeds from the issue of the Placing Shares and also agreed to reimburse the Managers for certain of their expenses. BAE Systems gave the Managers certain customary representations and warranties pursuant to the Placing Agreement (and an indemnity in respect of breaches thereof). The Placing Shares were admitted to the Official List by the UKLA and admitted to trading by the London Stock Exchange on 10 March 2005. In connection with the issue of the Placing Shares, BAE Systems agreed, subject to certain customary exceptions, not to issue Ordinary Shares (other than the Placing Shares) for a period beginning on 7 March 2005 and ending 90 days after 10 March 2005.

(iii) A $3,000,000,000 committed multicurrency term credit facility dated 11 April 2005 between amongst others, BAE Systems and BAE Systems Holdings Inc. (as "Borrowers"), Dresdner Kleinwort Wasserstein Limited and Goldman Sachs International (as "Mandated Lead Arrangers") and Dresdner Bank Luxembourg S.A. (as "Agent") (the "Facility Agreement").

Advances under the Facility Agreement were applied towards financing the payment of consideration under the UDI Merger Agreement (and related costs) and refinancing existing borrowings within the UDI and its subsidiaries.

The Facility Agreement and the total commitments under it would have been automatically cancelled in full if the UDI Merger Agreement was cancelled.

The facility was a one year term facility and the utilised portion of the facility has been repaid in full and the unutilised portion has been cancelled.

Subject to certain conditions, the Borrowers were able to cancel and/or prepay without premium or penalty the whole or any part of the advances made.

The applicable rate of interest per annum was the aggregate of (i) LIBOR (or, in the case of an advance in Euros, EURIBOR), (ii) a margin (being 0.45 per cent. per annum unless the credit rating of BAE Systems assigned by either Moody's Investors Service Limited or Standard & Poor's Rating Services is: Baa2 or BBB (as the case may be) or higher, in which case the margin would have been 0.35 per cent. per annum; or lower than Baa3 or BBB — (as the case may be), in which case the margin would have been 0.75 per cent. per annum) and (iii) the mandatory costs. A commitment fee was payable on undrawn and uncancelled amounts. BAE Systems was also required to pay agency fees to the Agent and arrangement fees to the Mandated Lead Arrangers. BAE Systems was also required to reimburse certain expenses incurred in relation to the Facility Agreement.

The obligations of the Borrowers were irrevocably guaranteed by BAE Systems, the facility was otherwise unsecured. The Facility Agreement was subject to various customary representations, warranties and undertakings (including an interest cover covenant) and cancellation and acceleration of payment events upon the occurrence of any event of default.

(iv) On 25 July 2005, BAE Systems Holdings Inc. (the "Issuer"), a Delaware corporation which is an indirect wholly owned subsidiary of BAE Systems, issued the following three tranches of notes, each guaranteed by BAE Systems (collectively the "Notes"):

(i) US$500 million Guaranteed Floating Rate Notes due 2008 (the "2008 Notes");

(ii) US$500 million 4.75 per cent. Guaranteed Notes due 2010 (the "2010 Notes"); and

(iii) US$750 million 5.20 per cent. Guaranteed Notes due 2015 (the "2015 Notes").

The Notes were issued under a fiscal and paying agency agreement dated as of 25 July 2005 (the "Fiscal Agency Agreement") between the Issuer, BAE Systems and Citibank, N.A., as fiscal and paying agent (the "Fiscal Agent").

The due and punctual payment of interest on, and all other amounts payable under, such Notes is fully and unconditionally guaranteed by BAE Systems (the "Guarantees"). The obligations of the Issuer under the Notes and BAE Systems under the Guarantees are direct, unsecured and unsubordinated obligations and rank *pari passu* with other existing and future direct, unsecured and unsubordinated obligations of the Issuer and BAE Systems respectively (except those obligations preferred by statute or operation of law).

The net proceeds of the issue of the Notes were used to repay drawings on the Facility Agreement referred to in paragraph (iii) above.

Maturity dates and interest payments on the Notes: The 2008 Notes mature on 15 August 2008 and interest on the 2008 Notes is payable quarterly in arrear on 15 February, 15 May, 15 August and 15 November in each year. The 2008 Notes bear interest at a rate equal to the London interbank offered rate on the interest determination date for each quarterly interest period plus 0.40 per cent.

The 2010 Notes and 2015 Notes mature on 15 August 2010 and 15 August 2015 respectively and bear interest at a rate of 4.75 per cent. per annum and 5.20 per cent. per annum respectively, in each case payable semi-annually in arrear on 15 February and 15 August in each year.

Optional redemption: The 2008 Notes may be redeemed at the option of the Issuer or BAE Systems on or after 15 August 2006, in whole or in part, at a redemption price equal to 100 per cent. of the principal amount thereof plus accrued and unpaid interest to the date of redemption.

Each of the 2010 Notes and the 2015 Notes may be redeemed at the option of the Issuer or BAE Systems at any time, in whole or in part with the redemption price being calculated by reference to the terms and conditions of the Notes.

The terms and conditions contain customary terms relating to redemption of the Notes for tax reasons and payments on the Notes or the Guarantees being made without withholding or deduction for or in account of certain taxes. In addition, the terms and conditions contain certain customary covenants given by the Issuer and BAE Systems.

Events of Default: The Notes specify a number of events of default, including cross-default under other BAE Systems Group indebtedness where the amount of borrowed money unpaid is at least equal to the greater of: (i) £25 million, and (ii) 0.5 per cent. of the aggregate book value of the fixed and current assets and investments of the BAE Systems Group.

The Notes are not listed on any securities exchange and were offered and sold within the U.S. only to "qualified institutional buyers" as defined in Rule 144A of the United States Securities Act of 1933 and transfer restrictions (as more fully described in the Fiscal Agency Agreement) apply to the Notes. The Notes, Guarantees and Fiscal Agency Agreement are each governed by the laws of the State of New York.

The 2008 Notes were redeemed by BAE Systems on 5 September 2006.

(v) By a framework agreement dated 27 January 2005 between, inter alia, BAE Systems and Finmeccanica SpA ("Finmeccanica"), the parties agreed to enter into a number of transactions, collectively known as EuroSystems, which completed on 29 April 2005. The transactions are summarised below.

Avionics joint venture: BAE Systems and Finmeccanica agreed to contribute BAE Systems Avionics Limited and Galileo Avionics SpA, respectively, to a new, jointly-owned holding company ("AvionicsCo"). BAE Systems acquired 25 per cent. of AvionicsCo and received an additional net cash consideration of £374 million in respect of its contribution. Finmeccanica acquired 75 per cent. of AvionicsCo.

On completion, a put and call option agreement was entered into between, inter alia, BAE Systems and Finmeccanica, whereby Finmeccanica may require BAE Systems to sell its 25 per

cent. interest in AvionicsCo at any time during the 25 months following completion, and BAE Systems may require Finmeccanica to purchase its 25 per cent. interest in AvionicsCo after 25 months following completion. The consideration payable to BAE Systems on the exercise of either option is £268 million in cash.

AMS unwind: AMS N.V., previously a 50:50 joint venture between BAE Systems and Finmeccanica, was dissolved. BAE Systems acquired AMS N.V.'s U.K. subsidiary, AMS Limited and Finmeccanica acquired AMS N.V.'s Italian subsidiary. In addition, BAE Systems paid Finmeccanica an equalising amount of £50.5 million in cash, to reflect the difference in value between AMS N.V.'s U.K. and Italian operations.

Finmeccanica also acquired the U.K. Air Traffic Management business of AMS N.V. pursuant to a business sale agreement between AMS Limited and ATMAS UK Limited (a subsidiary of Finmeccanica). The consideration paid by ATMAS UK Limited in respect of such acquisition was £6.5 million in cash and the assumption of £3.5 million of debt.

Communications Disposal: Pursuant to a business sale agreement between BAE Systems (Defence Systems) Limited (a subsidiary of BAE Systems) and Selenia Communications Limited (a subsidiary of Finmeccanica), Selenia Communications Limited acquired BAE Systems' U.K. Communications business for £25.4 million in cash.

The framework agreement contains customary warranties and indemnities in relation to the assets and businesses which are the subject of the agreement.

(vi) On 11 September 2004 BAE Systems, Inc., BAE Systems Acquisition Corp. and DigitalNet Holdings, Inc. entered into an agreement and plan of merger pursuant to which BAE Systems, Inc. acquired all the common stock of DigitalNet Holdings, Inc. for aggregate consideration of approximately $600 million, including the assumption of indebtedness of DigitalNet Holdings, Inc.. BAE Systems provided a guarantee of the obligations of BAE Systems, Inc. and BAE Systems Acquisition Corp. to pay the merger consideration pursuant to the terms of the agreement.

(vii) On 1 July 2004 BAE Systems published a formal offer for all the remaining issued and to be issued share capital of Alvis plc for £3.20 per share (with a loan note alternative), such offer being conditional upon BAE Systems group acquiring or agreeing to acquire, Alvis plc shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at Alvis plc general meetings. Prior to the commencement of the offer, BAE Systems owned approximately 28.7 per cent. of the issued ordinary share capital of Alvis plc. On 17 August 2004, BAE Systems announced that it had received valid acceptances of the offer in respect of approximately 68.3 per cent. which, together with the 28.7 per cent. already held, totalled approximately 97 per cent. of the issued ordinary share capital of Alvis plc. BAE Systems utilised its rights, under the Companies Act 1985, to compulsorily acquire all of the outstanding Alvis plc shares. On 4 November 2004, BAE Systems announced that it had completed the statutory procedures to acquire all the outstanding shares in Alvis plc, which had therefore become its wholly-owned subsidiary. The total cash consideration for the acquisition of the remaining 71.3 per cent. of the issued share capital of Alvis plc, including costs, was £268 million in addition to the £74 million paid in 2003 for the initial 28.7 per cent.

(viii) On 11 July 2001, BAE Systems entered into a shareholders' agreement with EADS and Airbus in relation to Airbus. The shareholders' agreement regulates the development and conduct of Airbus and the relationship of BAE Systems and EADS as shareholders in Airbus.

Under the shareholders' agreement, BAE Systems is entitled to require EADS to purchase all the shares in Airbus which are held by any member of the BAE Systems Group (or any party to whom a member of the BAE Systems Group has transferred shares in Airbus or requested (under the terms of the agreement) that shares in Airbus be issued to them) (the "BAE Interest" and "Put Option" respectively) during a specified option window each year. EADS may choose to pay the purchase price in cash (in Euro) or in EADS ordinary shares or by a mixture of both, except that, if holding EADS ordinary shares would impose a burdensome regulatory requirement for BAE Systems, BAE Systems may elect to receive the purchase price entirely in cash. The price will be calculated as the aggregate of (i) the open market value of the Airbus group of companies multiplied by the percentage of Airbus shares being acquired by EADS and (ii) any amounts outstanding in relation to and the value of BAE Systems' right to future

payments in respect of the Special Dividends to which it is entitled under the shareholders' agreement. The price shall take into account a premium (if any) to reflect the level of additional control secured by EADS by acquiring the BAE Interest (and thereby terminating the Shareholders' Agreement) by reference to such matters as recent mergers and acquisitions activity to the extent appropriate.

The Put Option is exercised by BAE Systems serving notice on EADS that it intends to exercise the Put Option. This is followed by a 30 day consultation period during which the Chief Executives of BAE Systems and EADS and the chief operating officer of BAE Systems shall consult for the purposes of discussing and, to the extent possible, agreeing all issues relevant to the exercise of the Put Option. At any time before the end of the third business day falling immediately after the expiry of this consultation period, BAE Systems may serve notice of exercise of the Put Option on EADS. Each party then appoints an investment bank. The two investment banks try and agree the valuation of the BAE Interest for a period of 15 days after the expiry of the consultation period. If they fail to do so, a third investment bank is appointed and makes an expert determination no later than 30 days after the expiry of the consultation period.

Once the price is fixed, both parties must use all reasonable endeavours to obtain all necessary regulatory and shareholder consents. Completion will take place no later than ten days after the date on which the last consent is obtained. At Completion BAE Systems will deliver a duly executed form of transfer transferring the BAE Interest to EADS (or as EADS may direct) and EADS will provide BAE Systems with an unlimited indemnity in such form and substance reasonably required by BAE Systems in respect of any liability any member of the BAE Systems Group may have under any guarantees, sureties or counter-indemnities given to third parties in respect of any liabilities of the Airbus Group (to the extent that it has proved impracticable for EADS to procure the release of the same). All outstanding sums between BAE Systems and Airbus must be repaid at completion (other than ordinary course trading debt).

In the event of a change of control of EADS, in certain circumstances BAE Systems is entitled to require EADS to acquire the BAE Interest, using the same pricing mechanics as would be used in relation to the Put Option. Furthermore, in the event of a change of control of BAE Systems, in certain circumstances EADS is entitled to require BAE Systems to sell to EADS (or alternatively BAE Systems is entitled to require EADS to acquire) the BAE Interest, using the same Put Option pricing mechanics.

(b) Airbus Shareholding

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into in relation to the Airbus Shareholding by members of the BAE Systems Group (1) within the two years immediately preceding the date of this document which are or may be material or (2) at any time which contain an obligation or entitlement which is material to any such member as at the date of this document:

(i) The Shareholders' Agreement. The principal terms of the Shareholders' Agreement are summarised in paragraph 8(viii) above.

(ii) BAE Systems, EADS, Airbus and Airbus Treasury Company Limited ("ATC") entered into a shareholders' funding agreement in 2005. This agreement provides that in the event that there is surplus cash within the Airbus Group, ATC will lend BAE Systems and EADS a proportion of that surplus cash. The amount of the loans are calculated on a monthly basis and are repayable on a monthly basis. Interest is set by reference to prevailing market rates and with a margin as agreed by the Airbus treasury committee.

9. Significant Litigation

(i) Continuing Group

Save as disclosed below, no member of the Continuing Group is engaged in, nor (so far as BAE Systems is aware) has pending or threatened by or against it any governmental, legal or arbitration proceedings which may or have had during the 12 months immediately preceding the date of this document a significant effect on the financial position of the Continuing Group.

Arbitration proceedings are ongoing between BAE Systems and certain of the reinsurers of its financial risk insurance programme. The issues relate to pre-contractual representations, model

construction, post-inception performance, accounting treatment and servicer performance. Some reinsurers claim to be entitled either to terminate or to be discharged from liability under their reinsurance contracts. As at 31 December 2005, the net present value of anticipated income under the programme was £291 million. On the basis of the legal advice it has received, BAE Systems believes these claims to be without any merit and is vigorously defending them.

(ii) Airbus Shareholding

There are no, nor have there been any, governmental, legal or arbitration proceedings relating to the Airbus Shareholding which may have or have had a significant effect on the financial position of the BAE Systems Group during the 12 months preceding the date of this document nor is BAE Systems aware of any such proceedings which are pending or threatened.

10. Working Capital Statement

BAE Systems is of the opinion that, after taking into account available bank and other facilities, the Continuing Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

11. Significant Changes

(i) Continuing Group

There has been no significant change in the financial or trading position of the Continuing Group since 31 December 2005, being the end of the last financial year for which audited financial statements have been published.

(ii) Airbus Shareholding

As at 31 December 2005, the BAE Systems Group held 540,875 Airbus shares, representing 20 per cent. of Airbus' ordinary issued share capital. As at 31 December 2005, this equity accounted investment was recorded in BAE Systems' accounts at a book value of £1,173 million, consisting of BAE Systems' share of Airbus' net assets and the related goodwill. Between 31 December 2005 and 8 September 2006, the latest practicable date prior to the posting of this document, BAE Systems has not acquired or disposed of any of these shares.

On 13 June 2006, Airbus announced that the delivery schedule for the A380 programme would undergo a delay of six or seven months due to production ramp-up issues, which are likely to limit aircraft deliveries to nine in 2007 and result in further delivery shortfalls in 2008 and 2009. Airbus stated that these delays were caused by industrial issues, which are mainly traceable to bottlenecks formed in the definition, manufacture and installation of electrical systems and resulting harnesses. Also on 13 June 2006, EADS announced that from 2007 to 2010 it anticipated annual shortfalls of EBIT contribution as a result of delays to the A380 programme of approximately €500 million relative to the Airbus original baseline plan.

The EADS 2006 Consolidated Interim Financial Statements, dated 26 July 2006, stated that:

> "On July 17, 2006 and following customers' recommendations, Airbus presented a revised aircraft family, the A350 XWB, intended to replace the A350 industrial program started last year. It is anticipated that Airbus will ask its shareholders EADS and BAE Systems for authorization to launch the A350 XWB industrial program around October 2006. Until then, Airbus will be assessing the potential financial impacts of the replacement.
>
> Following the revised Airbus A380 delivery schedule, a detailed review of the A380 production and delivery program is currently being implemented by the new Airbus CEO complemented by an EADS review team. This includes the assessment on other aircraft programs, especially A400M. The A380 program review also considers the assessment of customers and suppliers claims."

Airbus is in the process of preparing a major cost improvement programme which it intends to present later in 2006. Notwithstanding the potential longer term impact of the issues disclosed above and the as yet unknown conclusions of the in-depth reviews of a number of areas of the Airbus business (including the A380 and A400M programmes) implemented by the new Airbus CEO, to date there has been no significant impact on the reported financial or trading position

of Airbus, as also set out in EADS 2006 Consolidated Interim Financial Statements, dated 26 July 2006 which stated that:

> "Because no decision to launch a new A350 aircraft family has been taken yet and the conclusion of the program reviews are not known to date, these Consolidated Interim Financial Statements are not impacted by the presentation of the revised aircraft family and by the reviews of the A380 and other aircraft programs production processes."

Save as set out above, there has been no significant change in the financial or trading position of the Airbus Group since 31 December 2005, being the end of the last financial year for which audited financial statements have been prepared.

Save as disclosed above, there has been no significant change in the Airbus Shareholding since 31 December 2005, the end of the last financial period for which audited financial statements of BAE Systems have been published.

12. Sources and Bases of Information

In this document, unless otherwise stated or the context otherwise requires, the following sources and bases of information have been used:

(i) Financial information relating to Airbus

The financial information in relation to Airbus has been extracted without material adjustment from the consolidation schedules that support the group accounts of BAE Systems.

(ii) BAE Systems' earnings

The statement regarding earnings dilution following completion of the Proposed Disposal is not a profit forecast and should not be interpreted to mean that BAE Systems' future earnings per share will necessarily match the historical published earnings per share of BAE Systems.

(iii) Information on Airbus

Information in this document relating to Airbus has either been extracted from public announcements and filings made by Airbus and EADS, or from information provided to BAE Systems by Airbus.

13. Miscellaneous

(i) Goldman Sachs International has given and not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in the form and context in which they appear.

(ii) Gleacher Shacklock has given and not withdrawn its written consent to the issue of this document with the inclusion of its name and references to it in the form and context in which they appear.

(iii) KPMG Audit Plc has given and not withdrawn its written consent to the inclusion in this document of its report in the form and context in which they appear.

(iv) Rothschild has given and not withdrawn its written consent to the inclusion in this document of its name and references to it in the form and context in which they appear.

14. Information Incorporated by Reference

The following information has been incorporated in this document by reference:

Information	Paragraph in which the information is referred to	Where the information can be accessed by shareholders
Company's 2003 annual report and accounts	Note 31 on page 91	The Company's website, www.baesystems.com
Company's 2005 annual report and accounts	Remuneration Report on page 66; and Note 33 on page 135	The Company's website, www.baesystems.com

A copy of each of the documents listed above has been lodged with the UK Listing Authority.

15. Documents Available for Inspection

Copies of the following documents may be inspected at the offices of Slaughter and May at One Bunhill Row, London EC1Y 8YY during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) up to and including 4 October 2006 and will also be available for inspèction at the EGM at least 15 minutes prior to and during the EGM:

(i) this document;

(ii) the memorandum and articles of association of the Company;

(iii) the audited report and accounts of the Company for each of the financial years ended 31 December 2004 and 31 December 2005;

(iv) the Shareholders' Agreement;

(v) the report from KPMG Audit Plc set out in Part IV of this document; and

(vi) the consent letters referred to in paragraph 13 above.

Dated 11 September 2006

Definitions

"**Airbus**"	means Airbus S.A.S.;
"**Airbus Group**"	means Airbus and its subsidiary undertakings;
"**Airbus Proposals**"	means the Proposed Disposal without prejudice to any claim or cause of action which the BAE Systems Group may have arising out of or in connection with the Airbus Shareholding as set out in paragraph 2 of Part I;
"**Airbus Shareholding**"	means the shares of BAE Systems France (Holdings) S.A.S., a wholly owned subsidiary of BAE Systems and the entity that holds the 20 per cent. stake in Airbus;
"**Audit**"	has the meaning given in paragraph 2 of Part I;
"**BAE Systems**" or the "**Company**"	means BAE Systems plc;
"**BAE Systems Group**" or "**Group**"	means BAE Systems plc and its subsidiary undertakings;
"**Board**"	means the board of Directors;
"**Boeing**"	means The Boeing Company;
"**Completion**"	means completion of the Proposed Disposal;
"**Continuing Group**"	means the BAE Systems Group (excluding the Airbus Group and BAE Systems France (Holdings) S.A.S.) following Completion;
"**CREST**"	means the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with CRESTCo Regulations operated by CRESTCo;
"**CRESTCo**"	means CRESTCo Limited;
"**CREST member**"	means a person who has been admitted by CRESTCo as a system-member (as defined in the CRESTCo Regulations);
"**CRESTCo Regulations**"	means the Uncertificated Securities Regulations 2001 (SI 2001 No. 3765), as amended from time to time;
"**Directors**"	means the directors of BAE Systems whose names appear in paragraph 3 of Part VI;
"**EADS**"	means European Aeronautic Defence and Space Company EADS N.V.;
"**E.U.**"	means the European Union;
"**Extraordinary General Meeting**" or "**EGM**"	means the extraordinary general meeting of BAE Systems to be held on 4 October 2006 or any adjournment thereof, the notice of which is set out at the end of this document;
"**Gleacher Shacklock**"	means Gleacher Shacklock LLP;
"**London Stock Exchange**"	means the London Stock Exchange Plc;
"**Noon Buying Rate**"	means the noon buying rate in New York City for cable transfers in the relevant foreign currency as certified for customs purposes by the Federal Bank of New York;
"**Official List**"	means the official list of the UKLA;
"**Ordinary Shareholder**"	means a holder of Ordinary Shares;
"**Ordinary Shares**"	means the ordinary shares of 2.5 pence each in the capital of BAE Systems;
"**Pension Funding**"	has the meaning given in paragraph 4 of Part I;
"**Placing Shares**"	has the meaning given in paragraph 8(a)(ii) of Part VI;
"**Preference Shares**"	means the 7.75 pence net cumulative convertible redeemable preference shares of 25 pence each in BAE Systems;
"**Price**"	means the price payable by EADS to BAE Systems for the Airbus Shareholding under the terms of the Shareholders' Agreement;

"**Proposed Disposal**" means the disposal of the Airbus Shareholding implemented by the sale of BAE Systems France (Holdings) S.A.S.;

"**Put Notice**" means the formal notice given by BAE Systems to EADS on 7 June 2006 exercising the Put Option;

"**Put Option**" has the meaning given in paragraph 8(a)(viii) of Part VI;

"**Registrar of Companies**" means the Registrar of Companies in England and Wales;

"**Resolution**" means the resolution to approve the Airbus Proposals as set out in the notice of EGM in this document;

"**Return of Capital**" has the meaning given in paragraph 4 of Part I;

"**Rothschild**" has the meaning given in paragraph 2 of Part I;

"**Shareholders' Agreement**" means the shareholders' agreement dated 11 July 2001 between BAE Systems, EADS and Airbus relating to the ownership and management of Airbus;

"**UDI**" or "**United Defense**" means United Defense Industries, Inc.;

"**U.K.**" and "**United Kingdom**" means the United Kingdom of Great Britain and Northern Ireland;

"**UKLA**" means the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000; and

"**U.S.**" and "**United States**" means the United States of America.

BAE SYSTEMS PLC

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of BAE Systems plc (the "Company") will be held at Novotel London West, One Shortlands, London W6 8DR at 10.00 am on 4 October 2006 for the purpose of considering and, if thought fit, passing the following resolution, which will be proposed as an ordinary resolution:

> that the proposed disposal of the Company's twenty per cent. shareholding in Airbus S.A.S. to European Aeronautic Defence and Space Company EADS N.V. ("EADS") on the basis set out in the circular to shareholders of the Company dated 11 September 2006 (the "Circular"), and the ancillary actions and arrangements as described in the Circular be and are hereby approved and that the directors of the Company (or any duly authorised committee thereof) be and are hereby authorised to take all such steps as may be necessary or appropriate in relation thereto and to implement the same with such modifications, variations, revisions, waivers or amendments (not being modifications, variations, revisions, waivers or amendments which are of a material nature) as the directors or any such committee may deem necessary, expedient or appropriate.

By order of the Board

David Parkes
Secretary

11 September 2006

Notes:

PROXIES

A member entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, to vote instead of him or her. A proxy need not be a member of the Company. A form of proxy is enclosed. Subject to the provisions for proxies and corporate representatives, only registered holders of ordinary shares of the Company are entitled to attend and vote at the meeting.

The form of proxy should be completed, signed and returned to the Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6RF, in accordance with the instructions on the form of proxy so as to be received no later than 48 hours before the start of the Extraordinary General Meeting. Alternatively, the appointment of a proxy may be registered electronically by logging onto www.sharevote.co.uk and using the Reference Number, Card ID and Account Number stated on the form of proxy.

The appointment of a proxy does not preclude a member from attending the meeting and voting in person, in which case any votes of the proxy will be superseded.

Electronic proxy appointment through CREST

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Extraordinary General Meeting to be held on 4 October 2006 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by

CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Uncertificated Securities Regulations

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the Register of Members of the Company as at 6.00 pm on 2 October 2006 shall be entitled to attend or vote at the Extraordinary General Meeting in respect of the number of shares registered in their name at that time. Changes to entries in the Register after 6.00 pm on 2 October 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

LOCATION OF EGM VENUE

Directions to the EGM venue are as follows:

By Road

A316 & M4 (A4) motorway converge at the Hogarth Roundabout in Chiswick. Continue straight over along the Great West Road (A4) following signs for Hammersmith. Exit left for Hammersmith just before the A4 Hammersmith Flyover. Proceed along Hammersmith Bridge Road (church on right) to the roundabout. Take the 5th exit (parallel to the flyover with the Novotel London West, second building on the left). Take 1st left into Shortlands for the main entrance. For the car park please take 1st left after the main entrance. The car park charge is £3.00 per hour for non-residents and £1.00 per hour for residents.

By Air

Direct underground from Heathrow Airport via the Piccadilly line to Hammersmith. From Gatwick Airport, British Rail link to Victoria and then District line to Hammersmith.

By Underground

Hammersmith underground is 3 minutes walk away. This station offers the District, Piccadilly and Hammersmith & City lines. On exiting through the Underground ticket barrier, follow overhead sign to Talgarth Road. Turn left on leaving the Shopping centre. Follow the flyover on the right. Cross intersection. The second building on the left is the Novotel London West.

By Rail

Victoria main line British Rail. Take District Line to Hammersmith Underground Station.

By Bus

Bus numbers 9,10 and 27 run into Broadway along the Hammersmith Road.